N E W S   R E L E A S E

TALISMAN ENERGY AND ECOPETROL AGREE TO ACQUIRE BP EXPLORATION COMPANY (COLOMBIA) LIMITED

CALGARY, Alberta – August 3, 2010 – Talisman Energy Inc. and Ecopetrol S.A. have agreed to acquire BP Exploration Company (Colombia) Limited. Talisman will complete its transaction through an indirect wholly owned subsidiary.

Talisman and Ecopetrol have reached an agreement to acquire all of the outstanding shares of BP Exploration Company (Colombia) Limited (BPXC), an indirect wholly owned subsidiary of BP plc, for total cash consideration of US$1.9 billion, which includes a working capital adjustment, estimated at approximately US$145 million. Under the terms of the transaction, Talisman will acquire a 49% interest in BPXC for US$858 million (excluding its share of working capital), while Ecopetrol will take the remaining 51% interest. The transaction is expected to close by the end of 2010, subject to Colombian and US regulatory approval and other customary conditions.

“This is an exciting opportunity and an excellent fit with Talisman’s strategy of long-term profitable growth,” said John A. Manzoni, President & CEO. “These are tremendous assets that our team knows well. They are attractively priced, with excellent running room and we are partnering with the pre-eminent oil and gas company in Colombia.

“Talisman and Ecopetrol are currently partners in several blocks in Colombia and Peru. This acquisition of BPXC by Talisman and Ecopetrol is the most significant business transaction that the two companies have undertaken jointly to date. Talisman is looking forward to building on this strategic relationship between our two companies.

“Completion of this transaction will accelerate our objective of building a material core area in Latin America, with target production of at least 50,000 boe/d. This will add another oil weighted producing area to our asset mix. The acquisition provides over 12,000 boe/d of production net to Talisman, plus immediate cash flow which will fund the expected short-term exploration and development opportunities we see on this acreage.

“This acquisition builds on Talisman’s large acreage position in Colombia, in close proximity to our Niscota Block, where we have announced a significant discovery with the Huron well. The acquisition also adds an ownership position in strategic infrastructure which provides a key competitive advantage. The size of the deal is very manageable for Talisman and allows us to preserve a strong balance sheet and maintain spending flexibility.”

The Acquisition

These are high quality assets, with exploration and development upside. Most of the acreage is in close proximity to existing Talisman blocks. Talisman will now have a position along most of the under-explored foothills trend.

The transaction includes BPXC’s interests in the Tauramena (31%), Rio Chitamena (31%), Recetor (50%) and Piedemonte (50%) association contracts. BPXC also holds a 40.56% interest in the RC4 and RC5 exploration blocks offshore Cartagena. The transaction also includes BPXC’s interests in the Cusiana gas processing facility and interests in four pipelines, totaling some 1,600 kilometres of crude and 400 kilometres of gas pipelines, including a 24.8% interest in the OCENSA crude oil pipeline. Talisman will hold a 49% indirect interest.

Producing fields on the licenses include the Cusiana oil and gas field, and the Pauto and Floreña fields. Short-term activity is expected on the under-developed Pauto gas condensate field, and the Floreña oil field on the Piedemonte block. BPXC’s interest in the Pauto field may extend onto Talisman’s Niscota block, which contains the Huron gas condensate discovery.  Ecopetrol have an existing interest in these two blocks and have completed the majority of development planning.

BPXC currently have 470 employees, and it is expected that the majority of these will transfer with BPXC to the new owners. Talisman and Ecopetrol are pleased to welcome these experienced staff members.

The transaction adds immediate production and cash flow to Talisman’s Latin American asset base. Current BPXC production is approximately 25,000 boe/d, of which 65% is liquids production. Liquids production is exported or sold to domestic refineries and the natural gas production is sold domestically.

Talisman estimates 2P reserves for BPXC, before royalties, of 123 mmboe, with proved reserves of 95 mmboe (~60% oil and liquids). Net of royalties, these numbers are 98 mmboe (2P reserves) and 75 mmboe (proved reserves). Talisman’s indirect interest will be 49%.

The acquisition includes an interest in strategic infrastructure, providing access to export markets. The transaction includes an interest in the OCENSA pipeline, which is critical to moving production from the Llanos basin to the Coveñas Terminal on the coast.  Current capacity on the pipeline is approximately 450,000 bbls/d.

The pipeline is currently running at capacity and an ownership position will provide strategic egress, with liquids volumes in Colombia expected to rise. Transport via pipeline offers significant cost savings compared to trucking.

The transaction metrics are attractive. After deducting the value of non-reserve assets, the BPXC transaction implies metrics of approximately US$40,000/boe/d and less than US$9.00/boe 2P reserves before royalties.

Colombia has significant exploration potential, a rapidly growing hydrocarbon sector, and an attractive fiscal regime. This is an under-explored world-class basin with significant yet-to-find oil potential.

Oil production in Colombia averaged 680,000 bbls/d in 2009, an increase of 13% over the previous year, and is expected to exceed 800,000 bbls/d in 2011 (EIA estimates). In the recent 2010 open bid round, over 200 bids were submitted on 80 blocks, with more than 30 successful bidders.

The fiscal terms are attractive, particularly given the resource potential in the country. Royalties are approximately 20%, with an income tax rate of 33%.

Talisman in Colombia

Talisman has been in Colombia for a decade, although the company has significantly expanded its exploration footprint in the country over the past two years, adding substantial amounts of acreage and drilling a number of successful exploration wells. The company opened an office in Bogota in late 2008 and currently has over 30 employees in Colombia. Talisman will continue to maintain a separate office in Bogota to run its ongoing activities.

Talisman currently holds interests in 14 blocks (prior to this transaction) totaling 5.2 million net acres. The acquisition of BPXC adds an additional 330,000 net acres adjacent to Talisman’s foothills acreage.

Talisman’s other interests in Colombia include:

•	Interests in three blocks (290,000 net acres) in the Foothills trend which contains the announced Huron discovery.
•	Five blocks (450,000 net acres) in the Foreland basin, where the recent Chiriguaro discovery was made.
•	Three blocks (3.9 million net acres) in the heavy oil trend, where a recent stratigraphic test at Guairuro-1 confirmed oil.
•	Recent award of three blocks (500,000 net acres) in the Putumayo basin.

Goldman, Sachs & Co. advised on the transaction.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

                                For further information, please contact:
                                Media and General Inquiries:                                                         Shareholder and Investor Inquiries:

                                  David Mann, Vice President, Corporate                                    Christopher J. LeGallais
                                  & Investor Communications                                                        Vice President, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                                   Phone:                      403-237-1957 Fax: 403-237-210
E-mail:                      tlm@talisman-energy.com                                                                E-mail:                       tlm@talisman-energy.com

12-10

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy, plans and priorities;
•	the expected closing date of the acquisition;
•	ability to fund short-term development opportunities;
•	expansion of the Ocensa pipeline; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The forward-looking information contained herein is based on Talisman’s 2010 capital program. Talisman set its 2010 capital expenditure plans assuming: (1) Talisman’s production in 2010 will be just over 400,000 boe/d, assuming that most of the Company’s North American asset sales close by mid-year; (2) a US$60/bbl WTI oil price for 2010; and (3) a US$3.50/mmbtu NYMEX natural gas price for 2010.

Closing of the acquisition will be subject to customary conditions, including receipt of all necessary regulatory approvals.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions; and
•	the possibility that government policies or laws may change or government approvals may be delayed or withheld.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information

Reserves
National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Talisman has obtained an exemption from Canadian securities regulatory authorities to permit it to provide disclosure in accordance with the US disclosure requirements, in order to provide for comparability of oil and gas disclosure with that provided by US and other international issuers. Accordingly, some of the reserves data and other oil and gas information included in this news release are disclosed in accordance with US disclosure requirements. Such information, as well as the information that Talisman discloses in the future in reliance on the exemption, may differ from the corresponding information prepared in accordance with NI 51-101 standards.  Information on the differences between the US requirements and NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s most recent Annual Information Form.  The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data contained in this news release reflect Talisman’s estimates and are based solely on information that was made available by the seller to Talisman. Actual reserves may be greater or less than those calculated.  While Talisman annually obtains an independent audit of a portion of its proved and probable reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this presentation.

Unless otherwise stated, references to production and reserves in this news release represent Talisman’s indirect interests before deduction of royalties.

Production
Talisman makes reference to production volumes throughout this news release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Use of ‘boe’

Throughout this news release, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars unless otherwise indicated. Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that may differ from generally accepted accounting principles in the US. Talisman’s Consolidated Financial Statements as at and for the year ended December 31, 2009, contains information concerning differences between Canadian and US generally accepted accounting principles.

Non-GAAP Financial Measures

This news release contains references to cash flow which is a financial measure commonly used in the oil and gas industry.  This term is not defined by GAAP in either Canada or the US. Consequently, it is referred to as a non-GAAP measure.  Cash flow, as reported in this news release, may not be comparable to similarly titled measures by other companies.  Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity.